Exhibit 99.4

ZipRealty District Manager: Please use this text without changes to integrate into an email under your name to the ZipRealty affiliated sales associates in Seattle, Portland, Las Vegas, Austin, Houston, and Richmond.

Tuesday, July 15, 2014

Dear Colleagues,

Fifteen years ago, our company was born from a vision that, with a unique combination of world-class technology and highly skilled, dedicated sales associates, we could streamline the real estate process in a way that would bring value to our affiliated sales associates while creating an exceptional real estate experience for our customers. Since that time, ZipRealty has grown to become a significant national publicly-traded real estate brokerage with owned brokerages in 23 major markets and a partnership presence in an additional 21 markets across the United States. Our growth has resulted from a powerful and differentiated value proposition which no one else in the industry has been able to duplicate. This value proposition when augmented with our focused brokerage support of ZipRealty affiliated sales associates and a beginning-to-end customer service focus has proven its effectiveness in the United States residential real estate market.

After an extended and diligent period of research and discussion, our Board of Directors and senior management team have unanimously agreed to move forward with the next step in the evolution of that original vision. Earlier this afternoon, ZipRealty announced an agreement between ZipRealty and Realogy Holdings Corp. (NYSE: RLGY) for Realogy to acquire ZipRealty. We believe that ZipRealty’s ground-breaking legacy, combined with the strength of the nation’s leading real estate brokerage and franchising company, will ensure that the ZipRealty mission of delighting our customers by bringing great real estate professionals, industry leading technology, and differentiated value to the entire real estate experience will not only be secure and strong, but also will grow far into the future.

You will obviously have a lot of questions, and there will be time to answer each one as we move forward together. One component of this acquisition that you will no doubt hear about in the coming days is that ZipRealty’s owned and operated brokerages will be unified with existing Coldwell Banker offices in the locations where NRT LLC, Realogy’s company-owned brokerage subsidiary, also operates Coldwell Banker-branded companies. Because NRT does not currently operate a Coldwell Banker-branded brokerage in this market area, our local brokerage will continue to operate as ZipRealty while benefitting from NRT’s expertise and long-time experience as a full service real estate brokerage company.

This transaction is expected to close in the third quarter of this year, subject to the satisfaction of customary closing conditions, including regulatory clearance.

Tomorrow afternoon, we will hold a conference call at 1:00 p.m. where we will be joined by [NAME, TITLE] to discuss the details of this announcement and the upcoming transition. In addition, [NAME] will join us for a special meet and greet at the district center office from 10:00 a.m. – 12:00 p.m. I look forward to visiting with you at both opportunities, but in the meantime, please CLICK HERE to review a brief Q&A regarding this announcement.

Best regards,

[NAME]

District Manager

ZipRealty